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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

COMPASS DIVERSIFIED TRUST
(Name of Issuer)
SHARES(1)
(Title of Class of Securities)
20451Q104
(CUSIP Number)
LINDSEY CANCINO
COMPASS GROUP INVESTMENTS, INC., BAYSIDE EXECUTIVE PARK,
WEST BAY STREET & BLAKE ROAD, NASSAU, BAHAMAS
TELEPHONE NUMBER (242) 502-8890
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
MAY 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20451Q104

1	NAMES OF REPORTING PERSONS: Compass Group Investments, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Commonwealth of the Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,225,000(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

9,225,000(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,225,000(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(2) See item 5.

2

ITEM 1. SECURITY AND ISSUER
There are no amendments to Item 1.
ITEM 2. IDENTITY AND BACKGROUND
There are no amendments to Item 2.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is amended and supplemented by adding the following to the end of said Item 3:
CGI used its own funds to purchase the Shares.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 is amended and supplemented by adding the following to the end of said Item 4:
The purpose of the acquisition of the securities of the issuer was for investment.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 is amended and restated in its entirety as follows:
CGI Diversified Holdings, LP is the record holder of the 9,225,000 shares of the Trust representing approximately 30.4% of the total shares of the Trust outstanding as of May 8, 2007. CGI Diversified Holdings, LP is controlled by Navco Management, Inc., its general partner; as a result, Navco Management, Inc. may be deemed to beneficially own the shares held by CGI Diversified Holdings, LP. CGI is the sole limited partner of CGI Diversified Holdings, LP; as a result, CGI may be deemed to beneficially own the shares held by CGI Diversified Holdings, L.P. Arthur Coady is a director of Navco Management, Inc.; as a result, Arthur Coady may be deemed to beneficially own the shares held by CGI Diversified Holdings, L.P. Each of these entities (other than CGI) and Arthur Coady disclaim beneficial ownership of the shares held by CGI Diversified Holdings, L.P., except to the extent of such person’s pecuniary interest therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is amended and supplemented by adding the following to the end of said Item 6:
CGI acquired 1,875,000 Shares pursuant to a Share Purchase Agreement, dated as of April 3, 2007, by and among Compass Group Diversified Holdings LLC, the issuer and CGI Diversified Holdings, LP.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is amended and supplemented by adding the following to the end of said Item 7:
The following document is filed as an exhibit and is incorporated by reference to the issuer’s Registration Statement on Form S-1 (File Nos. 333-141856; 333-141856-01).

Exhibit	Description
10.16	Share Purchase Agreement, dated as of April 3, 2007, by and among Compass Group Diversified Holdings LLC, Compass Diversified Trust and Compass Group Investments, Inc. (Exhibit 10.16 to the Form S-1).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 8, 2007

Compass Group Investments, Inc.
By:	/s/ Lindsey Cancino
	Name:	Lindsey Cancino
	Title:	Director